August 4, 2025

Raynauld Liang
Chief Executive Officer
Society Pass Incorporated
80 Robinson Road, #17-01B
Singapore 068898

       Re: Society Pass Incorporated
           Registration Statement on Form S-1
           Filed July 29, 2025
           File No. 333-289033
Dear Raynauld Liang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Lawrence Venick